SERVICE TEAM INC.
18482 Park Villa Place
Villa Park, California 92861
(714) 538-5214         FAX (714) 538-3146
Cashmanrob@aol.com

September 28, 2012

VIA EDGAR AND E-MAIL

Ms. Anne Nguyen Parker
Branch Chief
United States Securities &
Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	SERVICE TEAM INC. WITHDRAW OF REQUEST TO WITHDRAW REGISTRATION STATEMENT OF FORM S-1/A FILE NO. 333-178210

Dear Ms. Parker:

Service Team Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the correspondence filed as Form RW on September 7, 2012.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (714) 538-5214 or Dennis Brovarone at (303) 466-4092.

Very truly yours, /s/ Robert L Cashman Robert L. Cashman Service Team Inc. Chairman and Secretary